EXHIBIT 12.1

JOHNSON CONTROLS INTERNATIONAL PLC

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2017, 2016, 2015, 2014 and 2013.

	Year Ended September 30,
(Dollars in millions)	2017	2016	2015	2014	2013

Income from continuing operations attributable to Johnson Controls	$1,654	$732	$814	$906	$1,146
Income tax provision	705	197	71	93	468
Income attributable to noncontrolling interests	199	132	46	38	44
Income from equity affiliates	(240)	(174)	(80)	(110)	(96)
Distributed income of equity affiliates	78	78	38	28	62
Amortization of previously capitalized interest	14	12	10	9	6
Fixed charges less capitalized interest	637	387	356	315	330
Earnings	$3,047	$1,364	$1,255	$1,279	$1,960

Fixed charges:
Interest incurred and amortization of debt expense	$500	$310	$302	$268	$293
Estimated portion of interest in rent expense	164	94	77	75	79
Fixed charges	$664	$404	$379	$343	$372
Less: Interest capitalized during the period	(27)	(17)	(23)	(28)	(42)
Fixed charges less capitalized interest	$637	$387	$356	$315	$330

Ratio of earnings to fixed charges	4.6	3.4	3.3	3.7	5.3

For the purposes of computing this ratio, "earnings" consist of net income attributable to Johnson Controls from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. "Fixed charges" consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.